UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 1-12154

WASTE MANAGEMENT RETIREMENT SAVINGS PLAN

Waste Management, Inc.

1001 Fannin Street

Houston, TX 77002

WASTE MANAGEMENT RETIREMENT SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

Administrative Committee

Waste Management Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Waste Management Retirement Savings Plan (the Plan) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of Plan management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplementary information in the accompanying schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplementary information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary information is the responsibility of Plan management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplementary information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplementary information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ WEAVER AND TIDWELL, L.L.P.

Houston, Texas

June 27, 2016

Waste Management Retirement Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2015 and 2014

	2015	2014
ASSETS:
INVESTMENTS, at fair value:
Plan investments	$1,828,159,822	$—
Plan interest in the Master Trust	—	1,955,351,877

Total investments	1,828,159,822	1,955,351,877

RECEIVABLES:
Employee contributions	1,887,240	766,861
Employer contributions	1,295,201	545,323
Notes receivable from participants	63,966,643	66,733,064
Settlements pending	21,338	—
Other	11	—

Total receivables	67,170,433	68,045,248

NET ASSETS AVAILABLE FOR BENEFITS	$1,895,330,255	$2,023,397,125

The accompanying notes are an integral part of these financial statements.

Waste Management Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2015

ADDITIONS TO NET ASSETS AVAILABLE FOR BENEFITS:
Contributions:
Employee	$89,810,250
Employer	54,630,054
Rollover	9,812,441

154,252,745

Net appreciation in Plan investments	26,461,804
Dividends	12,423,714
Interest income on notes receivable from participants	2,939,261
Other income	309

Total additions	196,077,833

DEDUCTIONS FROM NET ASSETS AVAILABLE FOR BENEFITS:
Net investment loss from the Master Trust	26,422,379
Administrative expenses	450,116
Benefits paid to participants	330,599,430

Total deductions	357,471,925

NET DECREASE BEFORE TRANSFERS	(161,394,092)

TRANSFERS TO THE PLAN	33,327,222

NET DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS	(128,066,870)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	2,023,397,125

End of year	$1,895,330,255

The accompanying notes are an integral part of these financial statements.

Waste Management Retirement Savings Plan

Notes to Financial Statements

December 31, 2015

1. Description of Plan

The following description of the Waste Management Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description and the plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan sponsored by Waste Management, Inc. (the “Company” or “WM”), and eligible affiliates (as defined in the Plan) (collectively “Waste Management”) for the benefit of eligible employees and their beneficiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

On September 14, 2015, the Waste Management Savings Plan for Bargaining Unit Employees (the “Union Plan”) was merged with and into the Plan (“the Merger”). The Merger combined the principal union and non-union defined contribution plans maintained by WM and Waste Management Holdings, Inc. on behalf of participating affiliates. Coincident with the Merger, the surviving Plan was amended and restated effective as of September 14, 2015 to reflect the Merger and certain administrative changes associated with the transfer to a new third party recordkeeper, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“BAML”), and a new trustee, Bank of America, N.A. (“Bank of America”). The Plan was subsequently amended on December 17, 2015 to incorporate certain additional changes.

Administration

The Administrative Committee of the Waste Management Employee Benefit Plans (the “Administrative Committee”) has been named to serve as administrator and fiduciary of the Plan. Prior to the Merger, WM was party to a Defined Contribution Plans Master Trust Agreement (the “Master Trust”) with State Street Bank and Trust Company (“State Street”) whereby State Street served as trustee of the Plan. In connection with the Merger, the Master Trust was terminated and all assets were transferred into the Plan’s trust (the “Trust”). Bank of America serves as trustee of the Plan pursuant to a Defined Contribution Plan Trust Agreement (the “Trust Agreement”).

Voya Institutional Plan Services, LLC, formerly ING Institutional Plan Services, LLC, served as recordkeeper prior to the Merger, upon which BAML became the Plan’s third party recordkeeper.

Eligibility

Employees (as defined by the Plan) are eligible to participate in the Plan following completion of a 90-day period of service (as defined by the Plan).

Individuals who are ineligible to participate in the Plan consist of (a) leased employees; (b) employees whose employment is governed by a collective bargaining agreement that does not provide for participation in the Plan for such individual; (c) individuals providing services to the Company and who are designated as independent contractors; (d) employees performing services on a seasonal or temporary basis; (e) any individual who is not regularly employed in, or a citizen of, the United States; and (f) individuals who are participants in certain other pension, retirement, profit-sharing, stock bonus, thrift or savings plans maintained by Waste Management. Certain United States citizens employed by foreign affiliates of the Company may participate in the Plan under certain provisions specified by the Plan.

Contributions

During the 2015 plan year, participants were permitted to contribute from one percent to 25 percent of their pre-tax compensation, as defined by the Plan, not to exceed certain limits as described in the plan document (“Employee Contribution”). In addition, participants that are age 50 or older were eligible to make pre-tax catch-up contributions not to exceed certain limits described in the Plan document. After-tax contributions were not permitted by the Plan. Participants may also contribute amounts representing distributions from other qualified plans (“Rollover Contributions”).

Effective January 1, 2016, the Plan was amended to increase the maximum Employee Contribution percentage to 50% of compensation and to also permit after-tax contributions.

With respect to each participant whose employment is not governed by a collective bargaining agreement, Waste Management matches 100 percent of each participant’s Employee Contribution up to three percent of the participant’s compensation, as defined by the Plan, plus 50 percent of the participant’s Employee Contribution in excess of three percent of the participant’s compensation up to six percent of the participant’s compensation. With respect to each participant whose employment relationship is covered by a collective bargaining agreement, the amount of contributions by Waste Management, if any, is provided for in the applicable collective bargaining agreement.

Investment Options

The Plan, offers participants diversified investment options. During 2015, the Plan offered the following: (a) 12 common collective trust funds (including 10 target retirement-date funds); (b) five mutual funds; (c) a WM common stock fund (which is an Employee Stock Ownership Plan); (d) a stable value fund, which includes direct investments and investments in common collective trust funds, managed by Galliard Capital Management (“Galliard”); and (e) a self-managed account, which allows participants to select various securities sold on the New York Stock Exchange, American Stock Exchange and NASDAQ. Participants direct investment of their accounts among the investment options offered under the Plan. A participant may make such an election on any business day. The Plan utilizes cash equivalents to temporarily hold monies pending settlement for transactions initiated by participants.

If a participant invests in the WM common stock fund, the participant can elect to receive in cash any dividends paid on the common stock in the participant’s account. If a participant does not make such an election, dividends will automatically be reinvested in the WM common stock fund. Each participant who has invested in the WM common stock fund has the right to vote the shares of stock in his or her account with respect to any matter that comes before the shareholders for a vote.

With respect to the self-managed account, several restrictions apply and a minimum balance is required to participate. Additionally, if a participant invests in the self-managed account, the participant has the right to vote the shares of securities held in the participant’s account.

Vesting

Participants are immediately vested in their Employee Contributions, Rollover Contributions and Employer Contributions, plus earnings thereon.

Participant Accounts

Each participant’s account is credited with the participant’s Employee Contribution, Rollover Contribution and any Employer Contribution and an allocation of investment income and loss and expenses. Investment income and loss is allocated to a participant’s account based upon a participant’s proportionate share of the funds within the Plan’s trust (and, prior to the Merger, the Master Trust).

Payment of Benefits

Upon retirement, disability or termination of employment, participants or, in the case of a participant’s death, their designated beneficiaries, may make withdrawals from their accounts as specified by the Plan. Prior to termination, participants who have reached age 59-1/2 may withdraw from their accounts. Distributions are made by a single lump-sum payment or direct rollover. Distributions of accounts invested in WM common stock may be taken in whole shares of common stock or cash.

Participants may make withdrawals from their contributions, including certain earnings on those contributions, in the event of proven financial hardship of the participant. Not more than one hardship withdrawal is permitted in any 12-month period, and the participant is not permitted to contribute to the Plan or any other plans maintained by Waste Management for six months after receiving the hardship distribution.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. No allowance for credit losses has been recorded as of December 31, 2015 and 2014. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded. Participants who are active employees may obtain loans of not less than $1,000 and a maximum of 50 percent of a participant’s vested accounts (excluding any amounts invested in the self-managed account) immediately preceding the loan grant date. In no event shall a loan exceed $50,000, reduced by the greater of (a) the highest outstanding balance of loans during the one-year period ending on the date before a new loan is made or modified, or (b) the outstanding balance of loans on the date a new loan is made or modified. Not more than one loan shall be outstanding at any time, except for multiple loans which (a) result from a merger of another plan into this Plan, or (b) result from a participant’s defaulting on a loan. Interest rates and repayment terms are established by the Administrative Committee. Such loans shall be repaid by payroll deduction or any other method approved by the Administrative Committee. The Administrative Committee requires that: (a) no more than one loan per year be taken by a participant, (b) repayments be made no less frequently than quarterly; (c) loans be repaid over a period not to exceed 54 months; and (c) repayments, including interest, be made in equal periodic payments over the term of the loan and applied to principal using a level amortization over the repayment period. Prepayment of a participant’s total principal amount outstanding is allowed at any time.

Administrative Expenses

Prior to the Merger, Master Trust administrative expenses, including trustee, recordkeeping and investment management fees, were allocated in proportion to the investment balances of the underlying plans and are netted against investment income. Following the Merger, administrative expenses of the Trust are generally allocated among participants.

Loan administration fees and certain other expenses are charged directly to the account balance of the applicable participant. Administrative expenses prior to the Merger are included in “Net investment loss from the Master Trust” in the accompanying Statement of Changes in Net Assets Available for Benefits. In 2015, Waste Management elected to pay certain audit and legal fees of the Plan.

2. Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (“GAAP”). Benefits are recorded when paid to participants.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Plan’s management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ materially from the estimates and assumptions used in the preparation of the financial statements.

Investments

Prior to the Merger, the purpose of the Master Trust was the collective investment of the assets of participating employee benefit plans of Waste Management. The Master Trust’s assets were allocated among participating plans by assigning to each plan those transactions (primarily contributions, benefit payments and certain administrative expenses) that can be specifically identified, and by allocating among participating plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Master Trust. As described above, following the Merger, the Master Trust was replaced with the Trust.

Corporate stocks, mutual funds and publicly-traded partnership interests held by the Master Trust (prior to the Merger) and Trust (from and after the Merger) are stated at fair value based on quoted market prices as of the financial statement date. The fair values of the common collective trust funds held by the Master Trust or Trust, as applicable, are generally based on net asset values established by the issuer of the common collective trust funds based on fair values of the underlying assets. The investment options available within the Plan include a stable value fund that invests in fully benefit-responsive guaranteed investment contracts (“GICs”) and synthetic investment contracts (“Synthetic GICs”). These investments held by the stable value fund are presented at contract value in the Statements of Net Assets Available for Benefits. Contract value is the relevant measurement attribute for fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The fair value measurement of these investments is discussed further in Note 4. Short-term investments (included in amounts reported as common collective trust funds herein) are stated at cost, which approximates fair value.

The Trust (and, prior to the Merger, the Master Trust) records purchases and sales of securities on a trade-date basis and dividends on the ex-dividend date. Interest income is recorded on the accrual basis.

Risks and Uncertainties

The Plan provides for investments in various securities that, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits and participant account balances.

Accounting Changes

In July 2015, the Financial Accounting Standards Board (“FASB”) issued amended authoritative guidance associated with plan accounting comprised of three parts. Part I eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts and provide certain disclosures. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II eliminates the requirements to disclose individual investments that represent five percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investment by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III is not applicable to the Plan. The amended guidance permits early adoption, which the Plan elected. The Plan’s early adoption of this guidance in 2015 was applied retrospectively and did not have a material impact on its financial statements.

In May 2015, the FASB issued amended authoritative guidance which impacts reporting entities that measure an investment’s fair value using the net asset value per share (or an equivalent) practical expedient. The amended guidance eliminates the requirement to classify such investments within the fair value hierarchy. In addition, the requirement to make certain disclosures for all investments eligible to be assessed at fair value with the net asset value per share practical expedient has been removed. Instead, such disclosures are restricted only to investments that the entity has elected to measure using the practical expedient. The new guidance is effective for the Plan beginning January 1, 2016, applied retrospectively for all periods presented. The amended guidance permits early adoption, which the Plan elected. The Plan’s early adoption of this guidance in 2015 was applied retrospectively and is reflected in Note 5 to the financial statements.

Reclassifications

Certain reclassifications have been made to the 2014 financial statements to conform to the 2015 financial statement presentation. These reclassifications had no effect on changes in net assets available for benefits.

3. Plan Interest in the Master Trust

Prior to September 14, 2015, the Plan investments were held in a Master Trust along with the Union Plan. As of December 31, 2014, the Plan’s beneficial interest in the net assets of the Master Trust was 98.39%.

Neither the Plan nor the Union Plan had an undivided interest in the investments held in the Master Trust since each plan’s interest in the investments of the Master Trust were based on the account balances of the participants and their elected investment fund options. However, the Plan’s beneficial interest in each of the underlying investment fund options did not vary significantly from the Plan’s beneficial interest in the total net assets of the Master Trust. In connection with the Merger, the assets of the Plan and the Union Plan were consolidated into the Trust and the Master Trust was dissolved.

The net assets of the Master Trust at December 31, 2014 consisted of the following:

	Plan Interest %	Master Trust
Assets:
Investments, at fair value:
Common collective trust funds	97.4%	$729,470,207
WM common stock	99.3%	128,850,510
Self-managed accounts	100.0%	47,846,995
Mutual funds	99.0%	761,042,250
Stable value fund	98.7%	320,549,991

Total investments	98.4%	1,987,759,953

Interest receivable		263,913
Cash, non-interest bearing		23,243

Total assets		1,988,047,109

Liabilities:
Securities purchased payable, net		19,908
Administrative fees payable		742,634

Total liabilities		762,542

Net assets		$1,987,284,567

Respective interests in the net assets of the Master Trust by the Plan and the Union Plan at December 31, 2014 were as follows:

Plan interest	$1,955,351,877
Union Plan interest	31,932,690

Total	$1,987,284,567

Changes in net assets of the Master Trust for the period ended September 14, 2015, were as follows:

ADDITIONS:
Interest	$668
Dividends – WM common stock	1,859,303
Dividends – other than WM common stock	6,830,466
Other, net	551

Total additions	8,690,988

DEDUCTIONS:
Net depreciation of investments	33,729,458
Administrative fees	1,678,965

Total deductions	35,408,423

NET DECREASE BEFORE TRANSFERS	(26,717,435)

TRANSFERS IN (a)	181,630,628

TRANSFERS OUT (b)	(2,142,197,760)

NET DECREASE IN NET ASSETS	(1,987,284,567)

NET ASSETS:
Beginning of period	1,987,284,567

End of period	$—

Plan interest in net investment loss from the Master Trust	$(26,422,379)
Union Plan interest in net investment loss from the Master Trust	(295,056)

$(26,717,435)

(a)	Includes contributions, rollovers, transfers and net participant loan activity.
(b)	Includes benefit payments to participants.

4. Investment in Stable Value Fund

The trust funds held by the Master Trust and Trust, as applicable, include a stable value fund that invests in fully benefit-responsive GICs and Synthetic GICs. The following disclosures provide information about the nature of these investments and how fair values of these investments are measured.

Guaranteed Investment Contracts - GICs are contracts that provide a specified rate of return for a specific period of time. The fair values of the GICs included in the Plan’s stable value fund are measured by the investment manager using a discounted cash flow methodology at market rates.

Synthetic Guaranteed Investment Contracts - Synthetic GICs are comprised of (a) individual assets or investments placed in a trust and (b) wrapper contracts that guarantee that participant transactions will be executed at contract value. The investment portfolio of a Synthetic GIC when coupled with a wrapper contract attempts to replicate the investment characteristics of traditional GICs.

The fair value of the Synthetic GICs included in the Plan’s stable value fund are measured as follows:

•	Fair value of individual assets and investments - Individual assets and investments are valued at representative quoted market prices when available. Short-term securities, if any, are stated at amortized cost, which approximates fair value. Debt securities are valued by a pricing service based on market transactions for comparable securities and various relationships between securities that are generally recognized by institutional traders. Investments in regulated investment companies or collective investment funds are valued at the net asset value per share or unit on the valuation date. Any accrued interest on the underlying investments is also included as a component of the fair value of those investments.

•	Fair value of wrapper contracts - The fair value of wrapper contracts is determined using the income approach discounting methodology that incorporates the difference between current market level rates for contract level wrap fees and the wrap fee being charged for the Synthetic GIC. This difference is calculated as a dollar value and discounted by the prevailing discount rate as of the appropriate measurement date.

The interest crediting rates for the traditional GICs are agreed to in advance with the issuer. The interest crediting rates for Synthetic GICs are calculated on a quarterly basis using the contract value, market value, yield and duration of the underlying securities, but cannot be less than zero.

There are certain events not initiated by the Plan participants that could limit the ability of the Plan to transact with the issuer at GIC or Synthetic GIC contract value. Examples of such events include, but are not limited to: material amendments to the Plan documents or administration; changes to the Plan’s competing investment options including the elimination of equity wash provisions; bankruptcy of the Plan sponsor or other events that would cause a significant withdrawal from the Plan; full or partial termination of the Plan; failure of the Plan to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA; any change in tax code, laws or regulations applicable to the Plan; and delivery of any communication to Plan participants designed to influence participants not to invest in the fund. The Plan sponsor does not believe that the occurrence of any of these events, which would limit the Plan’s ability to transact with the issuer at its contract value, is probable.

Contract issuers are generally not allowed to terminate GICs and settle at an amount different from contract value unless there is a breach of contract which is not corrected within the time permitted by the contract. Synthetic GICs generally are evergreen contracts that contain termination provisions, allowing the fund or the contract issuer to terminate with notice, at any time at fair value, and providing for automatic termination of the contract if the contract value or the fair value of the underlying portfolio equals zero. The issuer is obligated to pay the excess contract value when the fair value of the underlying portfolio equals zero.

5. Fair Value Measurements

For purposes of the Plan’s financial reporting, fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When measuring assets and liabilities that are required to be recorded at fair value, the Plan considers the principal or most advantageous market in which the Plan would transact. Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — Inputs that are generally unobservable and typically reflect the Plan’s estimate of assumptions that market participants would use in pricing the asset or liability. The Plan had no Level 3 assets at December 31, 2015 or 2014.

We use valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. In measuring the fair value of our assets and liabilities, we use market data or assumptions that we believe market participants would use in pricing an asset or liability, including assumptions about risk when appropriate.

The following table provides by level, within the fair value hierarchy, a summary of investments of the Plan at December 31, 2015 and the Master Trust at December 31, 2014 measured at fair value on a recurring basis:

	Plan at December 31, 2015	Master Trust at December 31, 2014
Quoted Prices in Active Markets (Level 1):
WM common stock	$126,303,991	$128,850,510
Self-managed accounts	32,740,354	40,274,596
Mutual funds	680,662,211	761,042,250

Subtotal Level 1	839,706,556	930,167,356

Significant Other Observable Inputs (Level 2):
Stable value fund	297,712,893	320,549,991
Self-managed accounts — money fund	8,495,535	7,572,399
Money fund	954,768	—

Subtotal Level 2	307,163,196	328,122,390

Investments Measured at Net Asset Value (a):
Common collective trust funds	681,290,070	729,470,207

Subtotal Investments Measured at Net Asset Value	681,290,070	729,470,207

Total Investments	$1,828,159,822	$1,987,759,953

(a)	Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statement of financial position.

6. Federal Income Taxes

The Plan has received a determination letter from the Internal Revenue Service (the “IRS”) dated April 30, 2015, stating that the Plan, as amended and restated as of January 1, 2015, is in compliance with the applicable requirements of the Internal Revenue Code (the “Code”), which were timely adopted by the Plan sponsor subsequent to receipt of the determination letter. The Plan sponsor has adopted a further amendment and restatement of the plan and subsequent amendments since receiving the determination letter. The Plan administrator and counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. If an operational issue is discovered, the Plan sponsor has indicated that it will take any necessary steps to bring the Plan’s operations into compliance with the Code.

GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain tax positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2012.

7. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2015 and 2014:

	2015	2014
Net assets available for benefits per the financial statements	$1,895,330,255	$2,023,397,125
Amounts pending distribution to participants	(943,198)	(1,932,343)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	—	6,215,721

Net assets available for benefits per the Form 5500	$1,894,387,057	$2,027,680,503

The following is a reconciliation of the net decrease in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2015:

Net decrease in net assets available for benefits per the financial statements	$(128,066,870)
Amounts pending distribution to participants at December 31, 2014	1,932,343
Amounts pending distribution to participants at December 31, 2015	(943,198)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2014	(6,215,721)

Net decrease in assets available for benefits per the Form 5500	$(133,293,446)

8. Plan Termination

Although it has not expressed any intention to do so, the Company has the right to discontinue its Plan contribution at any time and to terminate the Plan subject to the provisions of ERISA.

9. Related Party Transactions

Prior to the Merger, certain investments of the Plan were managed by State Street, which, at the time, was the trustee of the Plan, and TD Ameritrade, Inc., which, at the time, provided securities brokerage services for the self-managed account. Bank of America serves as the trustee of the Plan and is an affiliate of BAML, which is the Plan’s third party recordkeeper and provides securities brokerage services for the self-managed account. The Plan also holds notes receivable representing participant loans. The stable value fund is managed by Galliard, a subsidiary of Wells Fargo Bank, N.A., custodian for the fund. These transactions qualify as party-in-interest transactions. Additionally, a portion of the Plan’s assets are invested in WM common stock. Because WM is the Plan sponsor, transactions involving WM common stock also qualify as party-in-interest transactions. The Plan sponsor believes that all of these transactions are exempt from the prohibited transactions rules.

Waste Management Retirement Savings Plan

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

EIN: 73-1309529        Plan: 001

December 31, 2015

Identity of Issue		Description of Investment	Current Value
*	BlackRock	Business Institutional Fund – Money Fund	$954,768
*	Waste Management, Inc.	Common Stock	126,303,991
*	BlackRock	BlackRock Russell 1000 Value Fund (T)	59,765,944
*	T. Rowe Price Trust Company	T. Rowe Price Blue Chip Growth Trust	96,610,321
*	JPMorgan Chase Bank, N.A.	JPMCB SmartRetirement Income Fund	34,443,693
*	JPMorgan Chase Bank, N.A.	JPMCB SmartRetirement 2015 Fund	5,748,887
*	JPMorgan Chase Bank, N.A.	JPMCB SmartRetirement 2020 Fund	138,734,763
*	JPMorgan Chase Bank, N.A.	JPMCB SmartRetirement 2025 Fund	23,367,029
*	JPMorgan Chase Bank, N.A.	JPMCB SmartRetirement 2030 Fund	196,935,512
*	JPMorgan Chase Bank, N.A.	JPMCB SmartRetirement 2035 Fund	14,613,254
*	JPMorgan Chase Bank, N.A.	JPMCB SmartRetirement 2040 Fund	86,156,978
*	JPMorgan Chase Bank, N.A.	JPMCB SmartRetirement 2045 Fund	9,233,315
*	JPMorgan Chase Bank, N.A.	JPMCB SmartRetirement 2050 Fund	13,188,383
*	JPMorgan Chase Bank, N.A.	JPMCB SmartRetirement 2055 Fund	2,491,991
	The Vanguard Group, Inc.	Vanguard Total Bond Market Index Fund	114,743,911
	The Vanguard Group, Inc.	Vanguard Institutional Total Stock Market Index Fund	301,728,285
	The Vanguard Group, Inc.	Vanguard S&P Small-Cap 600 Index Fund	109,769,616
	American Funds	American Funds EuroPacific Growth Fund Class R6	124,077,578
	Dimensional Fund Advisors	DFA Emerging Markets Core Equity Portfolio	30,342,821
*	Galliard Capital Management, Inc.	Stable Value Fund	297,712,893
*	Merrill Lynch, Pierce, Fenner & Smith Incorporated	Self-Managed Brokerage Account	41,235,889

	Total Investments		1,828,159,822
*	Notes receivable from participants	Various maturity dates with interest rates ranging from 3.25% to 4.25%	63,966,643

			$1,892,126,465

*	Party-in-interest

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WASTE MANAGEMENT RETIREMENT SAVINGS PLAN

Date: June 27, 2016	By:	/s/ Gordon Blasius
Gordon Blasius
Vice President, Compensation and Benefits
Waste Management, Inc.

Member, Administrative Committee of the Waste Management Employee Benefit Plans

INDEX TO EXHIBITS

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm